Exhibit 1.01

McDermott International, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2016 to December 31, 2016

1.	Introduction

This Conflict Minerals Report (this “Report”) of McDermott International, Inc. (together with its consolidated subsidiaries, “McDermott,” “we” or “us”) has been prepared pursuant to Rule 13p-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (together with Form SD adopted by the SEC pursuant to its Release No. 34-67716, the “Conflict Minerals Rule”), for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”). The Conflict Minerals Rule addresses disclosure of certain information when an SEC registrant manufactures or contracts to manufacture products and any one or more of the minerals specified in the Conflict Minerals Rule are necessary to the functionality or production of those products. The specified minerals are gold, as well as columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). The “Covered Countries” for the purposes of the Conflict Minerals Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. During the Reporting Period, we manufactured, or contracted to manufacture, Projects (as described below) for customers and for which Covered Minerals were or may have been necessary to their functionality or production.

2.	Company Overview

McDermott is a leading provider of integrated engineering, procurement, construction and installation (“EPCI”) and module fabrication services for upstream field developments worldwide. Providing fully integrated EPCI services, we deliver fixed and floating production facilities, pipeline installations and subsea systems from concept to commissioning. Operating in approximately 20 countries across the Americas, Europe, Africa, the Middle East and Asia, our integrated resources include approximately 13,500 employees and a diversified fleet of marine vessels, fabrication facilities and engineering offices.

3.	Description of the Projects Covered by this Report

This Report relates to projects: (i) for which Covered Minerals were or may be necessary to the functionality or production; (ii) that were manufactured, or contracted to be manufactured, for customers by McDermott; and (iii) for which the manufacture was completed during the Reporting Period. Those projects (“Projects”) include the following:

•	offshore oil and gas platforms, including piles, modules, living quarters, wellhead decks, production decks, deck upgrades and jackets as well as modules for integration into onshore plants and systems;

•	subsea installations, including modules, manifolds, support frames, pipeline end terminals (PLETs) and pipeline end manifolds (PLEMs); and

•	subsea pipelines and cables, including reeled and traditional laid in various diameters, lengths, materials, insulations and coatings.

4.	Reasonable Country of Origin Inquiry and Due Diligence

Reasonable Country of Origin Inquiry

We conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that we believe was reasonably designed to determine whether any of the Covered Minerals that were necessary to the functionality or production of the Projects originated in any of the Covered Countries and whether any of such Covered Minerals may have been from recycled or scrap sources.

We commenced our RCOI process by determining, based on an annual review and analysis of our supplier base, specific suppliers that might have provided materials or components containing Covered Minerals necessary to the functionality or production of the Projects (the “In-scope Suppliers”). The In-scope Suppliers were requested to provide information regarding the presence and sourcing of Covered Minerals used in the materials supplied to McDermott. Information was collected and stored using an online platform provided by a third-party vendor, Source Intelligence. This supplier engagement consisted of the following steps:

•	an introductory communication was issued by McDermott to the In-scope Suppliers describing the compliance requirements, introducing them to Source Intelligence and requesting their cooperation in providing the requested information;

•	thereafter, Source Intelligence issued a communication to the In-scope Suppliers, providing further information on the compliance requirements and information on how to access the online platform and requesting completion of the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “CMR Template”);

•	following Source Intelligence’s initial communication, up to six reminder emails were issued to each non-responsive In-scope Supplier, further requesting completion of the CMR Template; and

•	In-scope Suppliers who remained non-responsive were reached out to by Source Intelligence via telephone and offered additional assistance, including but not limited to, further information about the Conflict Minerals Rule, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Approximately 20% of the In-scope Suppliers responded to our requests. Of those responsive In-scope Suppliers, approximately 24% responded that Covered Minerals were contained within the products or materials they provided to McDermott. Based on the information we obtained in the RCOI process, we believe that certain of our Projects may contain Covered Minerals originating from the Covered Countries. Accordingly, we undertook due diligence efforts to determine the source and chain of custody of such Covered Minerals.

Due Diligence Efforts

McDermott has exercised due diligence on the source and chain of custody of the Covered Minerals contained in our Projects. McDermott’s due diligence measures were designed based on the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

McDermott’s due diligence measures included the following:

•	Maintained a Conflict Minerals Policy, which is available on McDermott’s Web site at: http://www.mcdermott.com/ethics/

•	Utilized an internal, cross-functional team to support supply chain due diligence.

•	Undertook actions, including the engagement of a third-party vendor, Source Intelligence, to increase transparency over the supply chain.

•	Applied internal measures to strengthen engagement with suppliers, including through contractual representations from suppliers that they do not procure Covered Minerals from the Covered Countries.

•	Requested that suppliers complete a questionnaire on the CMR Template to identify Covered Minerals smelters or refiners and associated countries of origin.

•	Identified smelters or refiners in the supply chain, to the extent practicable, based on information provided by suppliers.

•	Evaluated supplier responses for plausibility and consistency, by cross-referencing against other supplier responses and publically available information concerning smelters or refiners identified.

•	Reported findings of the RCOI and due diligence processes to senior management.

5.	Determination

Many In-scope Suppliers provided responses with smelter or refiner facilities information based on a company or divisional level, rather than a product-level specific to the materials and components we use. As such, and based on the limitations discussed above, McDermott does not have sufficient information to determine all of the facilities used to process Covered Minerals necessary to the functionality or production of the Products or the countries of origin of those Covered Minerals.

Our efforts to determine the mine or location of origin of the necessary Conflict Minerals with the greatest possible specificity are set forth above under Due Diligence Efforts.

6.	Steps to Mitigate Risks Relating to Covered Minerals

McDermott intends to continue improving our supply chain due diligence efforts via the following measures, in an effort to mitigate the risk that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for customers by McDermott benefit armed groups in any of the Covered Countries:

•	Continue to assess the presence of Covered Minerals in our supply chain.

•	Continue to communicate expectations with regard to supplier performance, transparency and sourcing.

•	Attempt to increase the response rate from our suppliers in our RCOI and due diligence processes, and work with our responding suppliers to improve the content of their responses, including reporting at a product-specific level.

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the Conflict Free Sourcing Initiative’s Conflict Free Smelter program.

Because McDermott is a downstream user of Covered Minerals, we rely on the representations and information provided by our In-scope Suppliers. As a result, incomplete or inaccurate information provided by the In-scope Suppliers could affect the accuracy or completeness of the information set forth above or other information contained in this Conflict Minerals Report.

The foregoing statements made in this Section 6 are forward-looking statements and, as such, are subject to the cautionary statements and disclaimers set forth under the caption “Cautionary Statement Concerning Forward-Looking Statements” in Item 1 of Part 1 of our Annual Report on Form 10-K for the year ended December 31, 2016.

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